SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2015

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

Summary of FY2015 1Q Business Report

On May 15, 2015, Shinhan Financial Group (“SFG”) filed its FY2015 1Q Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2010 through 2015

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

Principal Subsidiaries under Korean Law (as of March 31, 2015)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of March 31, 2015)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%

Shinhan Card	LLP MFO Shinhan Finance	100.0%

Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 2)	8.5%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 3)	5.0%
	Shinhan Private Equity Fund 2nd 4)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 5)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
4)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
5)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of March 31, 2015)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	FY2015 (Jan. 1 ~ Mar. 31)	FY2014 (Jan. 1 ~ Dec. 31)	FY2013 (Jan. 1 ~ Dec. 31)
Operating income	753.0	2,654.8	2,632.0
Equity in income(loss) of associates	1.9	30.6	7.3
Non-Operating Income(loss)	33.8	182.2	37.3
Earnings before income tax	788.7	2,867.6	2,676.6
Income taxes	174.9	668.0	621.2

Consolidated net income	613.8	2,199.6	2,055.3
Net income in majority interest	592.1	2,081.1	1,898.6
Net income in minority interest	21.7	118.5	156.8

Notes :

•	Some of the totals may not sum due to rounding.

•	Financial Information for the years ended December 31, 2013 have been retroactively restated to reflect changes in accounting policies in accordance with reclassification of Hybrid bonds.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2015				FY2014				FY20132)
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	195,280.1	57.0	806.5	1.65	186,086.1	57.2	3,449.5	1.85	176,825.5	56.6	3,914.2	2.21
	Borrowings	12,404.0	3.6	38.1	1.23	12,145.2	3.7	190.0	1.56	13,054.6	4.2	229.3	1.76
	Debentures	37,920.5	11.1	301.9	3.18	36,609.9	11.3	1,301.9	3.56	38,303.2	12.3	1,521.5	3.97
	Other Liabilities	66,699.1	19.5	—	—	60,397.7	18.6	—	—	55,163.5	17.7	—	—

	Total Liabilities	312,303.7	91.1	—	—	295,238.9	90.8	—	—	283,346.8	90.7	—	—

	Total Stockholder’s Equity	30,411.3	8.9	—	—	30,023.9	9.2	—	—	29,157.1	9.3	—	—

	Total Liabilities & SE	342,715.0	100.0	—	—	325,262.8	100.0	—	—	312,503.9	100.0	—	—

Use	Currency & Due from Banks	20,524.4	6.0	62.4	1.22	19,646.5	6.0	236.9	1.21	17,264.0	5.5	200.9	1.16
	Loans	223,251.7	65.1	2,299.8	4.12	212,237.2	65.3	9,722.5	4.58	203,254.8	65.0	10,173.5	5.01
	Loans in KRW	173,786.2	50.7	1,664.9	3.83	164,597.9	50.6	7,092.5	4.31	156,496.7	50.1	7,435.5	4.75
	Loans in Foreign Currency	13,113.6	3.8	101.9	3.11	11,598.8	3.6	403.0	3.47	10,506.0	3.4	394.6	3.76
	Credit Card Accounts	17,818.6	5.2	405.2	9.10	17,575.1	5.4	1,702.5	9.69	17,445.2	5.6	1,763.8	10.11
	Others	18,533.3	5.4	127.8	2.76	18,465.4	5.7	524.5	2.84	18,806.9	6.0	579.6	3.08
	AFS Financial Assets	26,075.9	7.6	174.6	2.68	26,801.5	8.2	814.8	3.04	29,620.6	9.5	979.2	3.31
	HTM Financial Assets	13,491.1	3.9	129.1	3.83	12,076.7	3.7	521.7	4.32	11,197.0	3.6	527.9	4.71
	Other Assets	59,371.9	17.3	—	—	54,500.9	16.8	—	—	51,167.5	16.4	—	—

	Total Assets	342,715.0	100.0	—		325,262.8	100.0	—	—	312,503.9	100.0	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.
2)	Figs. for the years ended Dec. 31, 2013 have been retroactively restated to reflect changes in accounting policies in accordance with reclassification of Hybrid bonds.

Other Financial Information

ø	The main serial financial figures and indices for Mar. 31, 2015 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Aggregate Amount of Equity Capital (A)	25,741.2	25,938.0	25,605.8
Risk-Weighted Assets (B)	198,362.4	198,832.9	190,716.6

BIS Ratio (A/B)	12.98%	13.05%	13.43%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Shinhan Bank	BIS Capital Adequacy Ratio	15.19	15.43	16.29
Jeju Bank	BIS Capital Adequacy Ratio	13.89	14.33	15.95
Shinhan Card	Adjusted Equity Capital Ratio	28.39	29.64	30.41
Shinhan Investment Corp.	Net Capital Ratio	438.96	461.75	493.33
Shinhan Life Insurance	Risk Based Capital Ratio	235.59	228.47	253.06
Shinhan BNPP AM	Net Capital Ratio	509.14	512.03	599.75
Shinhan Capital	Adjusted Equity Capital Ratio	15.16	15.55	15.05
Shinhan Savings Bank	BIS Capital Adequacy Ratio	16.52	16.28	12.22

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 150%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Mar. 31, 2015			Dec. 31, 2014			Dec. 31, 2013
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,542.2	796.5	193.6	76.1	41.4	183.9	578.3	263.0	219.9
Shinhan Bank	—	—	—	55,338.0	45,258.5	122.3	53,589.9	41,699.5	128.5
Shinhan Card	14,479.8	3,950.7	366.5	14,583.7	3,014.5	483.8	14,490.7	3,902.1	371.4
Shinhan Investment Corp.	17,515.3	11,114.4	157.6	17,500.5	11,305.5	154.8	10,613.7	7,833.6	135.5
Shinhan Life Insurance	1,459.5	483.4	301.9	1,302.2	472.6	275.6	1,174.2	419.6	279.8
Shinhan Capital	731.7	373.6	195.8	567.6	161.1	352.3	510.9	221.1	231.1
Jeju Bank	—	—	—	798.2	716.9	111.3	937.3	559.0	167.7
Shinhan Savings Bank	236.1	155.3	152.0	242.0	94.9	255.0	257.4	91.8	280.2

Notes :

•	Shinhan Financial Group, Shinhan Bank and Jeju Bank: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business

Liquidity Coverage Ratio	(KRW billion, %)

Company	Mar. 31, 2015			Dec. 31, 2014			Dec. 31, 2013
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	31,243.6	31,116.8	100.5	—	—	—	—	—	—
Jeju Bank	432.6	340.4	127.1	—	—	—	—	—	—

Note) The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every month.

Foreign Currency (FC) Liquidity Ratio	(USD thousand, %)

Company	Mar. 31, 2015			Dec. 31, 2014			Dec. 31, 2013
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	27,540,396	21,638,491	127.3	25,309,112	19,472,594	130.0	25,808,136	20,294,035	127.2
Shinhan Investment Corp.	1,451,792	987,818	147.0	1,195,694	871,535	137.2	451,293	390,614	115.5
Shinhan Capital	43,108	53,052	81.26	81,159	54,560	148.8	84,439	55,637	151.8
Jeju Bank	11,424	8,038	142.1	9,831	6,144	160.0	8,486	5,203	163.1

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

•	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Total Loans	228,833.2	226,503.2	207,680.2

Substandard & Below	2,510.0	2,595.3	2,609.1
Substandard & Below Ratio	1.10	1.15	1.26
Non-Performing Loans	1,888.9	2,031.7	1,990.2
NPL Ratio	0.83	0.90	0.96
Substandard & Below Coverage Ratio	172.35	168.88	162.96
Loan Loss Allowance 1)	4,326.0	4,383.0	4,251.7
Substandard & Below Loans	2,510.0	2,595.3	2,609.1

1)	Including reserve for credit losses.

Separate Basis	(%)

	Mar. 31, 2015			Dec. 31, 2014			Dec. 31, 2013
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	0.98	0.70	160.22	1.03	0.78	154.16	1.16	0.90	149.22
Shinhan Card	1.67	1.16	296.77	1.69	1.21	295.10	1.53	1.00	314.75
Shinhan Investment Corp.	1.15	1.15	215.18	1.37	1.36	207.83	4.65	4.65	94.16
Shinhan Life Insurance	0.10	0.09	875.65	0.10	0.09	861.53	0.19	0.19	474.88
Shinhan Capital	3.40	4.03	70.41	2.87	4.08	96.34	2.23	1.88	111.21
Jeju Bank	1.82	1.81	88.01	2.04	1.84	80.10	1.53	1.49	102.47
Shinhan Savings Bank	11.58	11.58	50.90	12.60	12.60	48.76	19.28	19.28	48.18

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

SFG Consolidated Basis

(KRW billion)

	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Allowance for loan losses	2,665.2	2,619.2	2,575.0
Allowance for acceptances and guarantees	67.9	107.2	93.0
Allowance for unused loan commitments	401.7	402.9	411.2
Other allowance	183.4	184.1	246.1

Total allowance	3,318.2	3,313.4	3,325.3

Write-offs	327.9	1,132.8	1,504.1

Shinhan Bank

(KRW billion)

	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Allowance for loan losses	1,528.1	1,435.2	1,502.1
Allowance for acceptances and guarantees	98.4	132.8	111.5
Allowance for unused loan commitments	66.8	71.9	80.3
Other allowance	106.8	106.0	180.0

Total allowance	1,800.1	1,745.9	1,873.9

Write-offs	148.5	519.3	750.8

Shinhan Card

(KRW billion)

	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Allowance for loan losses	730.3	753.0	673.5
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	319.1	316.2	318.6
Other allowance	47.2	50.0	52.7

Total allowance	1,096.6	1,119.2	1,044.8

Write-offs	146.8	532.8	647.5

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion	)

	Mar. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Debt	7,673.7	6,859.4	7,450.2
Equity	20,733.9	20,235.1	19,974.5
Debt to Equity Ratio	37.01%	33.90%	37.30%

Twenty Largest Exposures by Borrower

(KRW billion)

As of Mar. 31, 2015 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Bank of Korea	3,540.0	—	5,429.2	0.1	—	8,969.2
Ministry of Strategy & Finance	0.0	—	7,811.2	—	—	7,811.2
Korea Development Bank	14.7	11.1	4,987.1	—	—	5,012.9
Korea Deposit Insurance Corporation	—	—	2,373.0	—	—	2,373.0
Industrial Bank of Korea	514.5	11.1	1,811.3	—	—	2,336.9
Hyundai Heavy Industries Co., Ltd.	40.0	138.9	10.4	1,580.8	—	1,770.1
Korea Land & Housing Corporation	0.0	—	1,366.9	—	—	1,366.9
Woori Bank	330.5	11.1	893.3	—	—	1,234.9
Korea Securities Finance Corporation	—	—	1,203.3	—	—	1,203.3
Samsung Heavy Industries Co., Ltd.	150.0	—	20.5	925.1	—	1,095.5
Hyundai Samho Heavy Industries Co., Ltd.	0.4	61.9	—	1,011.8	—	1,074.2
KB Card	—	—	812.0	—	—	812.0
Hana Card	—	—	804.4	—	—	804.4
Woori Card	—	—	779.6	—	—	779.6
Hyundai Steel	441.1	140.3	142.6	47.9	0.0	771.9
Kookmin Bank	283.5	—	480.4	—	—	763.9
Export-Import Bank of Korea	—	—	742.5	0.8	—	743.2
Nonghyup Bank	285.2	—	396.4	8.5	—	690.1
Korea Housing-Finance Corporation	0.0	—	685.1	—	—	685.1
Hana Bank	117.0	10.3	549.2	—	—	676.4

Total	5,717.0	384.5	31,298.3	3,575.0	0.0	40,974.7

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)

As of Mar. 31, 2015 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	413.7	1,320.8	1,197.2	1,626.0	0.1	4,557.7
Hyundai Motors	1,267.8	999.8	1,668.2	320.8	0.1	4,256.8
Hyundai Heavy Industries	149.0	417.6	390.5	3,257.3	0.0	4,214.4
SK	393.7	580.9	763.8	1,065.7	0.0	2,804.2
Lotte	425.0	880.6	1,068.6	426.2	2.4	2,802.9
LG	693.9	445.6	350.9	734.6	0.0	2,224.9
POSCO	240.8	651.4	335.6	201.5	0.0	1,429.3
LS	180.0	331.6	172.1	459.2	0.1	1,143.0
GS	224.7	391.1	173.0	175.1	0.0	963.8
Hyosung	229.5	542.3	13.4	115.7	0.0	901.0

Total	4,218.0	6,561.7	6,133.3	8,382.2	2.8	25,297.9

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

(KRW billion)

As of Mar. 31, 2015 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	62,912	20.6%
Manufacturing	37,979	12.4%
Retail and wholesale	15,315	5.0%
Real Estate, leasing and service	20,898	6.9%
Construction	4,019	1.3%
Hotel and Restaurant	5,041	1.7%
Others	46,258	15.2%
Consumers	112,660	36.9%

Total	305,082	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Construction of Highways, Streets and Roads	148.7	148.7	54.2
B	Apartment Building Construction	176.1	144.2	144.1
C	Building of Steel Ships	97.2	94.7	10.5
D	Manufacture of Plastic Products for Fabricating of Machine	55.8	55.8	41.0
E	Oceangoing Foreign Freight Transport	52.3	52.3	33.6
F	Building of Steel Ships	44.3	44.3	0.1
G	Wholesale of Liquid Fuel and Related Products	39.1	39.1	21.6
H	Building of Steel Ships	101.2	37.1	25.9
I	Manufacture of Other Insulated Wire and Cable	34.7	34.7	20.2
J	Renting of Non-Residential Buildings	32.8	32.8	0.6
K	Development and Subdividing of Residential Buildings	30.0	30.0	21.3
L	Other Civil Engineering Construction	29.6	29.6	26.6
M	Building of Steel Ships	28.8	28.8	2.7
N	Manufacture of Other Paper and Paperboard	25.3	24.2	9.3
O	Building of Steel Ships	22.1	22.1	0.8
P	Apartment Building Construction	22.0	22.0	14.9
Q	Manufacture of Sections for Ships	20.2	20.2	1.8
R	Manufacture of Other Basic Iron and Steel n. e. c.	20.3	18.5	14.1
S	Manufacture of Synthetic Resin and Other Plastic Materials	18.2	18.2	0.0
T	Construction of Highways, Streets and Roads	18.0	18.0	6.8

	Total	1,016.7	915.4	449.9

Notes :

•	Consolidated basis as of Mar. 31, 2015.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2015	FY2014	FY2013
Audit Opinion	—	Unqualified	Unqualified

*	For the first quarter of 2015, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2015	KPMG Samjong Accounting Corp.	561 (annualized basis)	Review/Audit of Financial Statements	1,126 2) Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	150 2) Hours
FY2014	KPMG Samjong Accounting Corp.	500 (annualized basis)	Review/Audit of Financial Statements	6,564 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	845 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2014	182 hours
FY2013	KPMG Samjong Accounting Corp.	508 (annualized basis)	Review/Audit of Financial Statements	6,270 hours
	KPMG Samjong Accounting Corp.	140 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,511 hours
	KPMG Samjong Accounting Corp.	45 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2013	510 hours

1)	Excluding value-added taxes.
2)	As of March 31, 2015.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,274 million (Excluding value-added taxes) for FY2015

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director	(As of Mar. 31, 2015)

Name	Month and Year of Birth	Position	Service Term
Han Dongwoo	November. 1948	- Chairman of Shinhan Financial Group	6 years starting from March 23, 2011
- Board Steering Committee member
- Corporate Governance & CEO Recommendation Committee member
- Corporate Social Responsibility Committee member
- Outside Director Recommendation Committee member

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

8 outside directors were appointed as board of directors at the 14th Annual General Meeting of Shareholders on March 25, 2015, of which 5 directors renewed their terms and 3 directors newly appointed.

Our non-executive directors are as follows: Director	(As of Mar. 31, 2015)

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Cho Yong-byoung	June. 1957	X	-	2 years starting from March 25, 2015
Namkoong Hoon	June. 1947	O

Chairman of Board of Directors

Board Steering Committee member

Risk Management Committee member

Corporate Governance & CEO Recommendation Committee member

Outside Director Recommendation Committee member

5 years starting from March 23, 2011
Ko Boo-in	December. 1941	O	Corporate Governance & CEO Recommendation Committee member	3 years starting from March 28, 2013
Kwon Taeeun	January. 1941	O	Audit Committee chair Corporate Governance & CEO Recommendation Committee member Outside Director Recommendation Committee member	5 years starting from March 23, 2011
Park Cheul	April. 1946	O	Risk Management Committee member Compensation Committee member Outside Director Recommendation Committee member	2 years starting from March 25, 2015
Kim Seok-won	April. 1947	O	Audit Committee member Compensation Committee member Corporate Social Responsibility Committee member	5 years starting from March 23, 2011
Lee Man-woo	November. 1954	O	Compensation Committee member Audit Committee member Corporate Social Responsibility Committee member	2 years starting from March 26, 2014
Lee Sang-kyung	September. 1945	O	Board Steering Committee member Audit Committee member Corporate Governance & CEO Recommendation Committee chair	4 years starting from March 29, 2012
Chung Jin	March. 1937	O	Board Steering Committee member Compensation Committee member	2 years starting from March 26, 2014
Yuki Hirakawa	October. 1960	O	Board Steering Committee member Corporate Social Responsibility Committee member Outside Director Recommendation Committee member	2 years starting from March 25, 2015
Philippe Avril	April. 1960	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar. 31, 2015)

Name	Month and Year of Birth	Position	In charge of
Kim Hyung-jin	August. 1958	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Future Strategy Research Institute - Corporate Culture Development Team
Soh Jae-gwang	August. 1961	Deputy President	- Synergy Management Team - Information & Communication Technology Planning Team - Smart Finance Team - Audit Team
Lee Sin-gee	July. 1956	Deputy President	- Public Relations Team - CSR Team - Management Support Team
Lim Young-jin	November. 1960	Deputy President	- Wealth Management Planning Office
Lee Dong-hwan	September. 1959	Deputy President	- Corporate & Investment Banking Planning Office
Yim Bo-hyuk	March. 1961	Executive Vice President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team
Park Woo-gyun	March. 1959	Managing Director	- Compliance Team
Lim Byung-chul	January. 1964	Managing Director	- Future Strategy Research Institute
Jeon Young-kyo	August. 1962	Managing Director	- Finance Management Team
Choi Joon-hwan	September. 1963	Managing Director	- Information & Communication Technology Planning Team
Kim Im-geun	July. 1963	Managing Director	- Risk Management Team

Compensation to Directors

1)	Total Amount Approved at the Meeting of Shareholders

(KRW millions)

	Total number of persons	Total amount approved at shareholders’ meeting	Notes
Directors (Outside directors)	12(10)	4,500	—

Note) Represents the aggregate amount for all directors (including Outside directors). Excludes long-term incentives.

2) Total Amount Paid as of Mar 31, 2015

(KRW millions)

	Total number of Persons	Total Compensation	Average Compensation per person	Notes
Registered Directors	2	629	315	Excluding outside directors
Outside Directors	6	84	14	Excluding Audit committee members
Audit committee members or internal auditor	4	66	16
Total	12	779	65

Notes :

•	Represents the total number of applicable persons as of March 31, 2015.

•	Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is ~~W~~500 million or greater. In 2015, Han Dongwoo, our Chairman and Chief Executive Officer, received ~~W~~629 million which consisted of ~~W~~200 million in salaries and wages and ~~W~~429 million in bonus payments. He also currently holds 4,660 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during the period from 2015 to 2018.

Stock Options

(As of Mar. 31, 2015)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	967,092	205,313	58,764	54,560
Granted in 2008	805,174	574,150	185,396	45,628	49,053

Total	7,862,847	6,425,401	1,122,309	315,137	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2015 is KRW 39,726

•	The closing price of our common stock was KRW 41,950 on Mar. 31, 2015.

Employees	(As of Mar. 31, 2015)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2015 (KRW million)	Average Payment per person (KRW million)
Male	119	2 yrs 9 mths (13 yrs 5 mths) 1)	5,138	43
Female	28	4 yrs 10 mths (8 yrs 3 mths) 1)	688	24

Total	147	3 yrs 2 mths (12 yrs 5 mths) 1)	5,826	39

1)	Average length of service including service within group subsidiaries

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2015

Name	No. of Common Shares owned	Ownership%
National Pension Service2)	43,174,488	9.10	%3)
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more (common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2014.
3)	Based on a public disclosure made by the Korean National Pension Service on April 8, 2015, which stated that as of March 3, 2015, the National Pension Service held 43,174,488 shares of SFG’s common shares.

Share ownership of Employee Stock Ownership Association	(Number of shares, %)

Beginning Balance (Jan. 1, 2015)	Increase	Decrease	Ending Balance (Mar. 31, 2015)	Ownership%1) (Mar. 31, 2015)
19,344,136	735,399	770,939	19,308,596	4.07%

1)	Common share basis.

Common Share Traded on the Korea Exchange								(KRW, number of shares)
		Sep.2014	Oct.2014	Nov.2014	Dec.2014	Jan.2015	Feb.2015	Mar.2015	Apr.2015
Price per share	High	53,400	51,500	50,400	49,450	46,650	45,700	44,000	45,400
	Low	48,600	46,650	47,900	44,450	42,500	41,250	40,850	39,300
	Avg.	51,450	48,312	49,275	47,869	44,333	43,353	41,984	42,389
Trading Volume		15,330,315	18,282,710	14,306,227	16,132,270	17,355,213	16,909,232	31,181,608	29,206,584
Highest Daily Trading Volume		1,274,251	2,125,736	1,377,262	1,259,931	1,473,811	2,234,154	3,069,192	2,764,169
Lowest Daily Trading Volume		299,495	449,310	272,065	430,427	303,159	308,039	766,552	425,698

American Depositary Receipts traded on the New York Stock Exchange								(USD, number of shares)
		Sep.2014	Oct.2014	Nov.2014	Dec.2014	Jan.2015	Feb.2015	Mar.2015	Apr.2015
Price per share	High	52.44	48.83	46.69	44.39	42.83	42.00	39.21	42.66
	Low	45.46	43.83	43.36	40.00	38.50	37.57	36.54	36.19
	Avg.	49.67	45.27	44.81	43.06	40.41	39.30	37.70	39.37
Trading Volume		816,760	1,515,371	684,400	1,349,500	1,460,121	1,071,781	1,599,253	2,313,020
Highest Daily Trading Volume		72,945	238,875	80,200	154,100	195,186	104,104	166,729	407,242
Lowest Daily Trading Volume		19,966	25,052	17,300	17,900	38,471	31,811	35,478	32,536

Note) 1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries							(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2015)	Decrease	Increase	Ending Balance (Mar. 31, 2015)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50.0	—	—	50.0
Shinhan Private Equity	Loans in KRW	2014-08-08	2015-08-07	2.81%	2.5	—	—	2.5
	Loans in KRW	2014-11-26	2015-11-25	2.42%	5.0	—	—	5.0

Total					1,337.5	—	—	1,337.5

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2015

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name:	Yim Bo-hyuk
Title:	Chief Financial Officer

Date: May 15, 2015